DC

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0402**

DIVISION OF
CORPORATION FINANCE

02025466

NO ACT
P.E 12-21-2001
1-11913

February 23, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/23/2002

Christopher M. Todoroff
Counsel
Law and Regulatory Affairs, RC4A
Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

Re: Aetna Inc.
Incoming letter dated December 21, 2001

Dear Mr. Todoroff:

This is in response to your letters dated December 21, 2001 and January 3, 2002 concerning the shareholder proposal submitted to Aetna by Michael Jacobowitz. We also have received a letter from the proponent dated December 21, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Michael Jacobowitz
114 Parrott Street
San Leandro, CA 94577

PROCESSED
APR 17 2002
P THOMSON
FINANCIAL

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

**Christopher M. Todoroff**
Counsel
Law and Regulatory Affairs, RC4A
(860) 273-0349
Fax: (860) 273-8340

December 21, 2001

SEC MAIL RECEIVED DEC 20 2001 PROCESSING

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Re: **Aetna Inc.**
**Shareholder Proposal Submitted by Michael Jacobowitz**

Ladies and Gentlemen:

On behalf of Aetna Inc., a Pennsylvania corporation ("Aetna" or the "Company"), this is to respectfully request that the Staff of the Securities and Exchange Commission indicate that it will not recommend any enforcement action against Aetna if the Company omits the shareholder proposal (the "Proposal") described below from its proxy statement and form of proxy for the Company's 2002 annual meeting of shareholders. Aetna believes that the Proposal may properly be omitted from the proxy materials pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934.

The Company currently expects to file definitive proxy materials with the Commission on or about March 18, 2002.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the Proposal (which is attached hereto, together with correspondence between the Company and the Proponent (including his address), as Exhibit A). One copy of this letter, including enclosures, is being simultaneously sent to Mr. Michael Jacobowitz, the Proponent.

The Proposal submitted by Mr. Jacobowitz reads as follows:

PROPOSAL

"Whereas in June 2001 a CNSNews columnist identified our company as one of the ten companies with worst record for giving to philanthropic corporations that seek bigger government rather than organizations seeking smaller government and government regulation; and it is not in the interest of our company to be publicly perceived, whether accurate or not, as promoting larger government;

The Board of Directors is requested to adopt a policy of carefully screening all direct or indirect corporate philanthropic contributions and analyze those contributions for their effect on promoting larger government or more government regulation; and to carefully reconsider contributions that tend to support organizations that promote larger government and to annually report to shareholders and the public the results of our company's analysis."

Aetna believes that the proposal may be omitted from its proxy materials for the reasons set forth below:

1. Rule 14a-8(i)(7): The Proposal Relates to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits the omission of proposals that deal with a matter relating to the Company's ordinary business operations. Aetna believes that decisions about the timing, amount and recipients of charitable contributions are within the scope of its ordinary business operations.

Aetna regularly makes donations to charitable organizations. Direct donations of this nature are coordinated by Aetna's Corporate Public Involvement department, and the majority of the Company's charitable giving is made through the Aetna Foundation, Inc. (the "Foundation"), a tax exempt entity, which was established and funded by the Company for this purpose in 1972. The Foundation is a separate legal entity, and its Board of Directors is comprised of senior officials of the Company and two outside Directors of the Company. The Company determines whether to make a contribution to the Foundation in any given year. The Foundation is responsible for identifying and approving specific grants. The Foundation's philanthropic resources currently are focused on a Community Grants Program; a National Health Program; Headquarters Community Programs; Diversity Programs and Employee Giving Campaigns. Donations directly from the Company or through the Foundation are made to a variety of health, civic, arts-related and social service organizations.

Corporate charitable giving is a widely recognized and accepted business activity engaged in on a regular basis by most major public companies, and by small businesses as well. Aetna believes that the day-to-day management of its corporate charitable endeavors is most efficiently left in the hands of the Corporate Public Involvement department and the Foundation, which are best suited to determine the eligibility and worthiness of prospective recipients, as well as the size of a particular contribution. Decisions concerning the allocation of charitable contributions are made in the ordinary course of business.

The Staff has consistently agreed that shareholder proposals dealing with the amount or type of charitable contributions may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., Delta Air Lines, Inc. (July 29, 1999); Kmart Corporation (February 24, 1999); and AT&T Corporation (January 21, 1997).

Accordingly, Aetna believes that the proposal is excludable from its Proxy Materials pursuant to Rule 14a-8(i)(7).

2. Rule 14a-8(i)(3): The Proposal Contains Materially False or Misleading Statements and is Vague and Indefinite

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if it, or its supporting statement, is contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits "...any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading...".

The Company believes that the Proposal violates Rules 14a-8(i)(3) and 14a-9, as follows:

- In line 1 of paragraph 1, the Proponent refers to statements made by a CNSNews columnist; however, neither is the columnist identified, nor is there a citation to an article. Aetna believes that the absence of an adequate citation: (1) makes the statement impossible for the reader to understand in the context in which it was made and is therefore misleading, and (2) does not permit verification of the statement and is therefore misleading;

- No factual support is given for the statement on line 4 of paragraph 1, after the semi-colon, beginning, "and it is not in the best interest of our company....". The statement should be recast as the Proponent's opinion or removed in its entirety;

- The Proposal is unclear as to the actual steps the Proponent desires the Board of Directors to take in the second paragraph of the Proposal. It is not clear what the Proposal means by "...promoting larger government or more government regulation..." or "...tend to support organizations that promote larger government..." There is no criteria included in the Proposal for the "careful screening" of all direct and indirect corporate philanthropic contributions, nor for the analysis of those contributions that the Proposal requests the Board of Directors to undertake; nor is the phrase "carefully reconsider contributions" clear. The Company believes that neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty the measures the Board is requested to take if the Proposal were approved.

As a result, the Company believes that the Proposal can be omitted from its 2002 Proxy Materials since it is vague and indefinite and portions of it contain misleading statements.

The Staff has consistently agreed that shareholder proposals that are false, misleading, vague and indefinite may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(3). See, e.g., IDACORP, Inc. (January 24, 2000); Northeast Utilities Service Company (January 19, 2000); and Abbott Laboratories (February 18, 2000).

* * * * *

For the foregoing reasons, we believe that the proposal may be omitted from the 2002 proxy statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the proposal is excluded.

Aetna anticipates that the 2002 proxy statement will be finalized for printing in early March 2002 to meet our scheduled definitive filing with the Commission on March 18, 2002 and mailing schedule. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 860-273-0349.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Christopher M. Todoroff

**MICHAEL JACOBOWITZ**
114 Parrott Street
San Leandro, CA 94577

(510) 895-9759
Fax: (510) 895-9759



July 31, 2001

Aetna Corporate Secretary
151 Farmington Avenue
Hartford, Connecticut 06156

I have been a continuous shareholder of 100 Aetna shares for at least one year and I intend to continue holding those shares through the date of the meeting of shareholders wherein I intend to present the proposal below. Please include the following proposal in the proxy statement for the 2002 Annual Shareholder Meeting.

"Whereas in June 2001 a CNSNews columnist identified our company as one of the ten companies with worst record for giving to philanthropic corporations that seek bigger government rather than organizations seeking smaller government and government regulation; and it is not in the interest of our company to be publicly perceived, whether accurate or not, as promoting larger government;

"The Board of Directors is requested to adopt a policy of carefully screening all direct or indirect corporate philanthropic contributions and analyze those contributions for their effect on promoting larger government or more government regulation; and to carefully reconsider contributions that tend to support organizations that promote larger government and to annually report to shareholders and the public the results of our company's analysis."

Respectfully,

Michael Jacobowitz

[redacted]

Ætna

Aetna
151 Fa. ington Avenue, RC4A
Hartford, CT 06156 - 3215

**Paige L. Falasco**
Asst. Vice President and
Asst. Corporate Secretary
860-273-3338

August 13, 2001

**<u>VIA OVERNIGHT COURIER</u>**

Mr. Michael Jacobowitz
114 Parrott Street
San Leandro, CA 94577

Re: Your Letter to Aetna Corporate Secretary dated July 31, 2001

Dear Mr. Jacobowitz:

This will acknowledge receipt of your letter dated July 31, 2001 concerning a shareholder proposal on philanthropic contributions. However, your letter did not include a written statement from the record holder of your securities (usually your broker) verifying that on July 31, 2001 you continuously held at least $2,000 in market value of Aetna Inc. Common Stock for at least one year. This information is required to be provided to Aetna by Rule 14a-8 issued under the Securities Exchange Act of 1934. The Fidelity letter you included with your July 31 letter was dated July 27, 2001, and it does not indicate the market value of Aetna Common Stock you have held continuously for at least one year at July 31, 2001.

Your response containing the missing information must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please direct your response to me at the above address.

Very truly yours,

Paige L. Falasco

Paige L. Falasco

PLF:sd

LTRjacobowitz0801.doc

12-1-23

Received

AUG 20 2001

Corp. Sec'y Office

**MICHAEL JACOBOWITZ**
114 Parrott Street
San Leandro, CA 94577

(510) 895-9759
Fax: (510) 895-9759

August 15, 2001

Paige L. Falasco
Aetna Asst. Corporate Secretary
151 Farmington Avenue, RC4A
Hartford, Connecticut 06156-3215

Enclosed please find the documentation that you have requested.

Respectfully,

Michael Jacobowitz

8/20/01 copy sent to
Bill Bashin

**Fidelity Investments®**

August 1, 2001

Mr. Michael Jacobowitz
114 Parrott Street
San Leandro, CA 94577-4814

Dear Mr. Jacobowitz:

Thank you for contacting Fidelity Premium Services. Please accept this letter as confirmation of information for your Fidelity brokerage account X84-009610.

You have held 100 shares of Aetna U.S. Healthcare, Inc (AET) in your X84-009610 account continuously for one year.

I hope this information is helpful.

Thank you for investing with Fidelity Premium Services. If you have any additional questions or need further assistance, please call any member of your Premium Services team # 180 at 800-544-4442

Sincerely,

Evan Pew
Premium Services Representative

Our File: W05917-31JUL01



Fidelity Service Company
Private Wealth Management Group
82 Devonshire Street V11C
Boston, MA 02109-3614

**Fidelity Investments**®

July 27, 2001

Mr. Michael Jacobowitz
114 Parrott Street
San Leandro, CA 94577-4814

Dear Mr. Jacobowitz:

Thank you for contacting Fidelity Premium Services. Please accept this letter as confirmation of information for your Fidelity brokerage account X84-009610.

You have held Aetna U.S. Healthcare, Inc (AET) in your X84-009610 account continuously for one year.

I hope this information is helpful.

Thank you for investing with Fidelity Premium Services. If you have any additional questions or need further assistance, please call any member of your Premium Services team # 180, at 800-544-4442.

Sincerely,

Evan Pew
Premium Services Representative

Our File: W06902-26JUL01



Fidelity Service Company, Inc.
82 Devonshire Street V11C
Boston, MA 02109-3614

-----Original Message-----
From: mikeyj [mailto:mikeyj2@pacbell.net]
Sent: Tuesday, June 26, 2001 3:57 PM
To: Falasco, Paige
Subject: Re: Aetna Corporate Giving

Thank you for your reply. I no longer have my Aetna proxv statement.
Please forward a copy or an online address.

Michael Jacobowitz
114 Parrott Street
San Leandro, CA 94577
(510) 895-9759

----- Original Message -----
From: "Falasco, Paige" <FalascoPL@aetna.com>
To: <mikeyj2@pacbell.net>
Cc: "Stacey, Edward V" <StaceyEV@aetna.com>; "Rothstein, Scott H"
<RothsteinSH@aetna.com>
Sent: Tuesday, June 26, 2001 11:21 AM
Subject: Aetna Corporate Giving

>
> > Dear Mr. Jacobowitz:
> >
> > Your e-mail of June 19, 2001 regarding Aetna's corporate giving has been
> > forwarded to my attention. In your e-mail, you cited an article by
> > Lawrence Morahan that claims that Aetna is one of the ten top
corporations
> > giving to causes that promote more government. Although we have located
> > this article, we were not previously aware of this claim made by the
> > source of the article, the Capital Research Center.
> >
> > In 1997 (the year of Capital Research Center's study), Aetna's corporate
> > giving program, which is implemented through the Aetna Foundation, was
> > focused in the areas of health, education, the arts and civic/community
> > involvement. We believe that our corporate giving is aligned with our
> > business focus as the nation's largest provider of health insurance and
> > related benefits. Although the Capital Research Center considers many
> > organizations with similar focus, such as the American Cancer Society
and
> > the American Heart Association, to have the goal of promoting more
> > government, our interest in these areas of public concern clearly lie
> > elsewhere.
> >
> > If you would like more information on our past and current corporate
> > giving programs, please review the materials available on the Aetna
> > Foundation website, http://www.aetna.com/foundation/index.htm.
> > Additionally, if you would like to discuss our corporate giving further,
> > please do not hesitate to contact me.
> >

> > If you wish to introduce a shareholder resolution at Aetna's 2002
Annual
> > Meeting, please refer to page 35 of Aetna's 2001 Proxy Statement and
> > Notice of Annual Meeting (available on our website), which states, in
> > part, as follows:
> >
> > "To be included in the 2002 Proxy Satement and on the 2002 Proxy Card,
> > shareholder proposals must be received by the Company not later than
> > November 23, 2001. Such proposals must comply with all applicable
> > Securities and Exchange Commission rules and regulations. Proposals
> > should be sent to the Corporate Secretary, Aetna Inc., 151 Farmington
> > Avenue, Hartford, Connecticut 06156."
> >
> > You may also wish to review Securities and Exchange Commission
Regulation
> > 14a-8 under the Securities Exchange Act of 1934 prior to submitting your
> > proposal.
> >
> > Please let me know if I may be of additional assistance.
> >
> >
> Paige L. Falasco
> Corporate Secretary's Office
> 860-273-3338
>
>

-----Original Message-----
From: Stacey, Edward V
Sent: Friday, June 22, 2001 9:40 AM
To: 'mikeyj2@pacbell.net'
Cc: Falasco, Paige
Subject: RE: Investor Relations Email

Mr. Jacobowitz,
I have discussed and forwarded your request to Paige Falasco in our Corporate Secretary's office. She will review the article and will contact you.

Thank you for your note.

Ed Stacey
Aetna Investor Relations
-----Original Message-----
From: mikeyj2@pacbell.net [mailto:mikeyj2@pacbell.net]
Sent: Tuesday, June 19, 2001 6:02 PM
To: Investor Relations
Subject: Investor Relations Email

==============================================================================
==
Sender's Email --> mikeyj2@pacbell.net
Sender's Name --> Michael Jacobowitz

==============================================================================
==
Customer Subject --> Aetna Corporate Giving
Reply Status --> Please reply to customer

==============================================================================
==
Text of email message below
------------------------------------------------------------------------------
--

I recently read an article by Lawrence Morahan indicating that Aetna is one of the ten top corporations giving to causes that promote more government. I am an Aetna shareholder and object to that kind misuse of of corporate funds for my company. I would like to introduce a shareholder resolution to address the issue at the next shareholder meeting. Please let me know the deadline and whatever internal requirements are necessary to introduce a shareholder resolution addressing this issue.

==============================================================================
==

Aetna

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

**Christopher M. Todoroff**
Counsel
Law and Regulatory Affairs, RC4A
(860) 273-0349
Fax: (860) 273-8340

January 3, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: **Aetna Inc.**
**Shareholder Proposal Submitted by Michael Jacobowitz**

Ladies and Gentlemen:

We are in receipt of Michael Jacobowitz's letter to you dated December 21, 2001, a copy of which is attached hereto. Notwithstanding Mr. Jacobowitz's offer to amend his shareholder proposal as set forth in that letter, we continue to believe that the proposal may properly be omitted from Aetna's proxy materials under Rule 14a-8 since, as set forth in our letter dated December 21, 2001 to the SEC, the proposal relates to the Company's ordinary business operations, contains false or misleading statements and is vague and indefinite.

In addition, we believe that Mr. Jacobowitz's revised reference to the comments of a CNSNews columnist, as set forth in his December 21, 2001 letter, remain inadequate. The reference does not supply a direct quotation to a source that would enable shareholders to confirm the accuracy of the comments of the columnist or put them in context.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Christopher M. Todoroff

cc: Michael Jacobowitz

SECJacobowitz01.02.02.doc

Attachment

**MICHAEL JACOBOWITZ**
114 Parrott Street
San Leandro, CA 94577

(510) 895-9759
Fax: (510) 895-9759

December 21, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

**Re: Aetna Inc.**
**Shareholder Proposal Submitted by Michael Jacobowitz**

I am writing this letter in response to Aetna's December 21, 2001 letter to your office attempting to avoid utilizing my proposed shareholder statement. It appears that Aetna is attempting to avoid my communication with fellow shareholders regarding avoidable negative publicity received by Aetna that is avoidable.

Although, Aetna has never previously requested, I would be willing to amend the proposal as follows or in any other reasonable manner:

"Whereas on June 13, 2001, Lawrence Morahan, a CNSNews columnist identified our company as one of the ten companies with worst record for giving to philanthropic corporations that seek bigger government rather than organizations seeking smaller government and government regulation.

"The Board of Directors is requested to adopt a policy of carefully screening all direct or indirect corporate philanthropic contributions and analyze those contributions for their effect on promoting larger government or more government regulation; and to carefully reconsider contributions that tend to support organizations that promote larger government and to annually report to shareholders and the public the results of our company's analysis."

21-Dec-01

Respectfully,

Michael Jacobowitz

Cc: Christopher M. Todoroff, Aetna Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Aetna Inc.
Incoming letter dated December 21, 2001

The proposal relates to Aetna's philanthropic contributions to organizations that promote "larger government or more government regulation."

There appears to be some basis for your view that Aetna may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., contribution to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Aetna omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching a position, we have not found it necessary to address the alternative basis for omission on which Aetna relies.

Sincerely,

Grace K. Lee
Attorney-Advisor